02003975

Hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49995

RECEIVED MAR 05 2002 340

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/6/02

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ROGAN, ROSENBERG & ASSOCIATES INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

670 - 2ND STREET NORTH
(No. and Street)

SAFETY HARBOR (City) FLORIDA (State) 34695 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J BOVA 813-870-3055
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT J BOVA PA
(Name — *if individual, state last, first, middle name*)

PO BOX 20526 (Address) TAMPA (City) FLORIDA (State) 33622 (Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, MICHAEL G ROGAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROGAN, ROSENGERG & ASSOCIATES INC, as of 12-31-01, ~~19~~ XX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

Notary Public

Nancy L Bova
MY COMMISSION # CC735102 EXPIRES
April 19, 2002
BONDED THRU TROY FAIN INSURANCE, INC.

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of ~~Income (Loss)~~.XXXXXXXXXXXX
- [x] (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3SEE NET CAPITA
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

SEE NOTES TO FINANCIAL STATEMENTS

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT J. BOVA, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
P.O. Box 20526
Tampa, Florida 33622

To the Board of Directors
Rogan, Rosenberg & Associates, Inc.
Safety Harbor, Florida

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Rogan, Rosenberg & Associates, Inc. as of December 31, 2001, and the related statements of income and expense, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

This report is intended solely for the use of management, the U.S. Securities and Exchange Commission, the National Association of Security Dealers and certain State Securities and Exchange agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

In our opinion, subject to the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Rogan, Rosenberg & Associates, Inc. at December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Robert J. Bova PA

February 26, 2002
Tampa, Florida

ROGAN, ROSENBERG & ASSOCIATES, INC.

REPORT ON EXAMINATION OF ACCOUNTS

DECEMBER 31, 2001

ROGAN, ROSENBERG & ASSOCIATES, INC.

BALANCE SHEET - DECEMBER 31, 2001

ALLOWABLE ASSETS		
Accounts receivable - trade		$26,843
NON-ALLOWABLE ASSETS		
Accounts receivable - non-trade	$20,533	
Other assets	21,911	42,444
TOTAL		$69,287
AGGREGATE INDEBTEDNESS LIABILITIES		
Accounts payable & accrued expenses		$16,088
STOCKHOLDERS' EQUITY		
Capital stock - common	$ 150	
Paid-in capital	30,991	
Retained earnings	22,058	53,199
TOTAL		$69,287

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

ROGAN, ROSENBERG & ASSOCIATES, INC.

STATEMENT OF INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Commissions	$310,661
Other income	8,511
Total revenue	319,172
OPERATING EXPENSES:	
Commissions & payroll	129,121
Regulatory fees	1,481
Communications	10,930
Professional fees	16,405
Rent	20,228
Other expenses	137,563
Total operating expenses	315,728
NET INCOME	$ 3,444

Note: No income tax has been recorded hereon due to tax alternatives render any tax liability immaterial.

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

ROGAN, ROSENBERG & ASSOCIATES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING:	
Commissions and other operating income	$ 318,150
Operating expenses and costs	321,835
Cash from operations	$(3,685)
Decrease in cash	$(3,685)
CASH BALANCE, DECEMBER 31, 2000	(390)
CASH BALANCE, DECEMBER 31, 2001	$(4,075)

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

ROGAN, ROSENBERG & ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

STOCKHOLDERS' EQUITY, DECEMBER 31, 2000	$49,755
Net income - year ended 12-31-01	3,444
STOCKHOLDERS' EQUITY, DECEMBER 31, 2001	$53,199

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

ROGAN, ROSENBERG & ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001

TOTAL OWNERSHIP EQUITY	$53,199
Less -	
Non-allowable assets	42,444
NET CAPITAL	$10,755

NOTE: The net capital presented hereon concurs with the year-end Company prepared Focus Report (Part IIA) net capital.

ROGAN, ROSENBERG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

1) BASIS OF ACCOUNTING
The Company's policy is to prepare financial statements on the basis of generally accepted accounting principles. This basis of accounting involves the application of accrual accounting, consequently revenues and gains are recognized when earned and expenses and losses are recognized when incurred. Financial statement items are recorded at historical costs and they therefor do not necessarily represent current values.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
All transactions are recorded on a trade date as prescribed by generally accepted accounting principles, the SEC and NASD.

3) TRADE RECEIVABLES AND DEPOSIT
These represent amounts due from Fiserv Correspondent Services, Inc. applicable to commissions. Fiserv Correspondent Services, Inc. is the Company's clearing facility.

4) REGULATORY MATTERS
There were no material inadequacies at December 31, 2001 in the Company accounting system, or in procedures regarding computations, examinations, counts, verifications, comparisons and recordations under Rule 17A-13(a), 15c3-3(c), 17a-13 and 15c3-3, however, due to limited Company personnel and the segregation of duties thereabout, additional audit procedures were necessary to assure that the flow of cash transactions were adequate as indicated in the Independent Auditor's Report preceding the financial statements.

5) CONTINGENCIES
There were no material contingent assets or liabilities brought to our attention during the course of our audit at December 31, 2001 or for the year then ended.

6) RENTAL - PREMISES
At December, 31, 2001, thirteen months remain on the current lease agreement and amounts to $22,100 to the January 31, 2003 expiration date.

OMB No. 3235-0123
(5-31-87)

FORM X-17A-5

3/91

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER

ROGAN, ROSENBERG & ASSOCIATES INC [13]

SEC FILE NO.

8-49995 [14]

FIRM ID. NO.

42762 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

670 - 2ND STREET NORTH [20]

(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY)

1-1-01 [24]

AND ENDING (MM/DD/YY)

12-31-01 [25]

SAFETY HARBOR [21] FLORIDA [22] 34695 [23]

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J BOVA [30]

(Area Code)—Telephone No.

813-870-3055 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT

		OFFICIAL USE	
	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 25TH day of FEBRUARY 19 2002

Manual signatures of:

1) ______________________

Principal Executive Officer or Managing Partner

2) ______________________

Principal Financial Officer or Partner

3) ______________________

Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

ROBERT J. BOVA, PA [70]

ADDRESS Number and Street	City	State	Zip Code
4035 W. KENNEDY BLVD. [71]	TAMPA [72]	FLORIDA [73]	33609 [74]

Check One

( ) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	5 3				

1/76

BROKER OR DEALER ROGAN, ROSENBERG & ASSOCIATES INC | N 3

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12-31-01

SEC FILE NO. 8-49995

Consolidated [ ]

Unconsolidated [X]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$	200			$	7
2. Receivables from brokers or dealers:						
A. Clearance account	26,454	295				
B. Other	388	300	$	550	26,842	8
3. Receivables from non-customers		355	20,533	600	20,533	8
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				8
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		86
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		88
A. Exempted securities $ [150]						
B. Other securities $ [160]		470		640		89
7. Secured demand notes market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		91
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	15,928	680	15,928	920
11. Other assets		535	5,983	735	5,983	930
12. TOTAL ASSETS	$ 26,842	540	$ 42,444	740	$ 69,286	940

OMIT PENNI

1/76

BROKER OR DEALER ROGAN, ROSENBERG & ASSOCIATES INC as of 12-31-01

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	
B. Other	[1115]	[1305]	
15. Payable to non-customers	[1155]	[1355]	
16. Securities sold not yet purchased, at market value		[1360]	
17. Accounts payable, accrued liabilities, expenses and other	16,088 [1205]	[1385]	16,088
18. Notes and mortgages payable:			
A. Unsecured	[1210]		
B. Secured	[1211]	[1390]	
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of $ [980]			
B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	
C. Pursuant to secured demand note collateral agreements:		[1420]	
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	
20. TOTAL LIABILITIES	$ 16,088 [1230]	$ [1450]	$ 16,088

Ownership Equity

		Total
21. Sole proprietorship		$
22. Partnership (limited partners)	$ [1020]	
23. Corporation:		
A. Preferred stock		
B. Common stock		150
C. Additional paid-in capital		30,991
D. Retained earnings		22,057
E. Total		
F. Less capital stock in treasury		
24. TOTAL OWNERSHIP EQUITY		$ 53,198
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 69,286

OMIT PENNIES

BROKER OR DEALER ROGAN, ROSENBERG & ASSOCIATES INC

For the period (MMDDYY) from 1-101 [3932] to 12-31-01

Number of months included in this statement 12

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:	
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$
b. Commissions on listed option transactions	
c. All other securities commissions	
d. Total securities commissions	310,661
2. Gains or losses on firm securities trading accounts	
a. From market making in options on a national securities exchange	
b. From all other trading	
c. Total gain (loss)	
3. Gains or losses on firm securities investment accounts	
4. Profit (loss) from underwriting and selling groups	
5. Revenue from sale of investment company shares	
6. Commodities revenue	
7. Fees for account supervision, investment advisory and administrative services	
8. Other revenue	8,511
9. Total revenue	$ 319,172

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		$
11. Other employee compensation and benefits		129,121
12. Commissions paid to other broker-dealers		
13. Interest expense		
a. Includes interest on accounts subject to subordination agreements	[4070]	
14. Regulatory fees and expenses		1,481
15. Other expenses		185,126
16. Total expenses		$ 315,728

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 3,444
18. Provision for Federal income taxes (for parent only)		
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		
a. After Federal income taxes of	[4238]	
20. Extraordinary gains (losses)		
a. After Federal income taxes of	[4239]	
21. Cumulative effect of changes in accounting principles		
22. Net income (loss) after Federal income taxes and extraordinary items		$ 3,444

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ROGAN, ROSENBERG & ASSOCIATES INC as of 12-31-01

COMPUTATION OF NET CAPITAL

Line	Item	Code	Amount
1.	Total ownership equity from Statement of Financial Condition		$ 53,198
2.	Deduct ownership equity not allowable for Net Capital		( )
3.	Total ownership equity qualified for Net Capital		53,198
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
	B. Other (deductions) or allowable credits (List)		
5.	Total capital and allowable subordinated liabilities		$
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ 42,444	3540	
	B. Secured demand note deficiency	3590	
	C. Commodity futures contracts and spot commodities-proprietary capital charges	3600	
	D. Other deductions and/or charges	3610	(42,444)
7.	Other additions and/or allowable credits (List)		
8.	Net capital before haircuts on securities positions		$ 10,754
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
	A. Contractual securities commitments $	3660	
	B. Subordinated securities borrowings	3670	
	C. Trading and investment securities:		
	1. Exempted securities	3735	
	2. Debt securities	3733	
	3. Options	3730	
	4. Other securities	3734	
	D. Undue Concentration	3650	
	E. Other (List)	3736	( )
10.	Net Capital		$ 10,754

OMIT PEN

BROKER OR DEALER ROGAN, ROSENBERG & ASSOCIATES INC as of 12-31-01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 1,073
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000
14.	Excess net capital (line 10 less 13)	$ 5,754
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 9,145

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		$ 16,088
17.	Add		
	A. Drafts for immediate credit	$ [3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$ [3810]	
	C. Other unrecorded amounts (List)	$ [3820]	$
19.	Total aggregate indebtedness		$ 16,088
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		% 150
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$
24.	Net capital requirement (greater of line 22 or 23)	$
25.	Excess net capital (line 10 less 24)	$
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$

OMIT PE

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ROGAN, ROSENBERG & ASSOCIATES INC

For the period (MMDDYY) from 1-1-01 to 12-31-

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 49,755
A. Net income (loss)		3,444
B. Additions (Includes non-conforming capital of	$ [4262])	
C. Deductions (Includes non-conforming capital of	$ [4272])	
	TO BALANCE	(1)
2. Balance, end of period (From item 1800)		$ 53,198

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ N/A
A. Increases	
B. Decreases	
4. Balance, end of period (From item 3520)	$

OMIT P

3/79

BROKER OR DEALER ROGAN, ROSENBERG & ASSOCIATES INC **as of** 12-31-01

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... ______

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... ______

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 8-30453 FISERV SECURITIES INC [4335] EQUITIES

D. (k) (3)—Exempted by order of the Commission .... ______

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	
4610	4611	4612	4613	4614	
4620	4621	4622	4623	4624	
4630	4631	4632	4633	4634	
4640	4641	4642	4643	4644	
4650	4651	4652	4653	4654	
4660	4661	4662	4663	4664	
4670	4671	4672	4673	4674	
4680	4681	4682	4683	4684	
4690	4691	4692	4693	4694	

TOTAL $ N/A 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities